UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended: June 30, 2023

Red Oak Capital Fund II, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3269349
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 100

Charlotte, North Carolina 28209

(Full mailing address of principal executive offices)

(616) 343-0697

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund II, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Red Oak Capital Fund II, LLC, a Delaware limited liability company, was formed on April 25, 2017. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 6, 2018, which offering statement was qualified by the SEC on September 4, 2018. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. As of August 1, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $3,143,000 and $46,857,000 of Series A and Series B Bonds, respectively. Proceeds from the sale of the Bonds was used to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

As of June 30, 2023, the Company held six senior secured loans, providing $19,377,000 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 12.9% and maturities ranging from September 6, 2020 to April 26, 2025. The following table outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
Patio Theater Holdings, LLC*	Chicago, IL	9/30/2020	$2,362,500	16.00%
Tuglife Marine, LLC*	St Thomas, USVI	9/6/2020	$3,765,000	16.00%
4725 Minnesota Ave NE LLC	Washington, DC	12/31/2023	$2,650,000	15.00%
United Storage 360 LLC	Englewood, OH	12/28/2023	$5,500,000	11.00%
Keego Harbor MHC-Michigan LLC	Keego Harbor, MI	4/26/2025	$2,800,000	10.50%
1234 Templecliff LLC	Dallas, TX	6/30/2024	$2,300,000	10.00%

* See Note 3 of the Financial Statements for additional information.

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We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC and wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-Months Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2023.

As of June 30, 2023, the Company held six senior secured loans, providing $19,377,000 of senior secured loans to various borrowers. See the table in the section above for additional details on the outstanding loans.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On April 27, 2023, the Company provided a $2,800,000 senior secured mortgage loan to Keego Harbor MHC-Michigan, LLC. The mortgage loan holds a total interest rate of 10.5% and matures on April 26, 2025. The underlying property is a mobile home complex in Keego Harbor, Michigan.

On June 29, 2023, the Company provided a $2,300,000 senior secured mortgage loan to 1234 Templecliff LLC. The mortgage loan holds a total interest rate of 10.0% and matures on June 30, 2024. The underlying property is an apartment building in Dallas, Texas.

On January 12, 2023, the Company sold the mortgage note with borrower Chamberlin Trenton Land Dev LLC for gross proceeds of $2,600,000.

On March 31, 2023, the Company sold the mortgage note with borrower Fleurdelis Hospitality, LLC to a related party for gross proceeds of $5,500,000.

On June 14, 2023, the Company sold the mortgage note with borrower Dei Vitae Enterprises, LLC to a related party for gross proceeds of $4,333,921.

On June 23, 2023, the borrower 4725 Minnesota Ave SE LLC was placed in default. The interest rate increased from 10.0% to the default rate 15.0%. The underlying commercial property is an apartment building located in the District of Columbia. Subsequent to June 30, 2023, the borrower paid off the loan in full including all principal, interest and fees outstanding at the time.

3

For the period ending June 30, 2023, our total revenues from operations amounted to $486,152. Operating costs for the same period, including bond interest expense of $2,378,921 and a reversal of previously recorded provision for loan losses of $3,500,000 amounted to negative expense of ($87,449). Net income for the period, including realized gain on sale of property of $836,595, amounted to $1,417,796.

Results of Operations – For the Six-Months Ended June 30, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2022.

As of June 30, 2022, the Company held seven senior secured loans, providing $29,010,853 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 16% and 17.5% (averaging 16.7%) and where the maturities ranged from March 5, 2021 to September 30, 2021.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On January 31, 2022, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in a senior secured loan with LaRose Hospitality LLC equal to 49% of $4,082,166 to Red Oak Capital Intermediate Income Fund LLC, a Delaware limited liability company for a purchase price of $2,000,261.

On April 26, 2022, the Company sold its remaining interest in the mortgage note with LaRose Hospitality LLC equal to 51% of the $4,082,166 senior secured loan to Red Oak Income Opportunity Fund, LLC, a related party and Delaware limited liability company. The note originally matured on September 30, 2024 and had an interest rate of 8%. The Company received $2,081,905 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal and interest.

For the period ending June 30, 2022, our total revenues from operations amounted to $199,365. Operating costs for the same period, including bond interest expense of $2,414,145 amounted to $3,561,276. Net loss for the period amounted to $3,360,111.

Liquidity and Capital Resources

As of June 30, 2023, we had sold $3,143,000 and $46,857,000 of Series A and Series B Bonds, pursuant respectively. On June 15, 2021, all of the outstanding Series A Bonds were redeemed. $3,185,562 was distributed to Series A bondholders, of which $42,562 was accrued interest and $3,143,000 was bond principal. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds from income earned and the maturity of existing first mortgage loans. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $9,301,206 and zero bond service reserves. The bond service reserves were required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through November 18, 2019. Upon November 18, 2019, the reserve account remaining proceeds were returned to the Company and the account was closed.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

4

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

We reached the maximum allowable raise and closed the Offering as of August 1, 2019. As such, we will no longer issue additional bonds. On June 15, 2021, all outstanding Series A Bonds were redeemed. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the six months ending June 30, 2023, the Company closed on two senior secured loans with aggregate loan principal of $5.1 million.  Additionally, three mortgage loans were sold during the period ended June 30, 2023, equating to approximately $12.4 million in cash proceeds received by the Company. We currently have a robust pipeline of origination opportunities and we expect capital deployment to increase through December 31, 2023. As we issue additional senior secured loans on commercial real estate, we expect the Company’s cash flows to increase.

Due to the pressure faced by borrowers in the wake of global macroeconomic events including the Ukraine war, price inflation, growth concerns, financial institution distress and the COVID-19 pandemic, economic uncertainties have arisen that continue to have the potential to adversely impact market conditions. As a result, certain loans in the Company’s portfolio experienced distress. Management has continued to work to remediate these issues with the existing borrowers; however, in some cases the Company has taken possession of properties underlying certain loans through foreclosure.  Management is confident that these situations will ultimately be resolved, and we expect the workout processes for the remaining distressed assets to conclude by early 2024. Once the nonperforming assets are liquidated, the Company expects to deploy the proceeds toward additional senior secured loans.

5

RED OAK CAPITAL FUND II, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

JUNE 30, 2023 AND DECEMBER 31, 2022

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Red Oak Capital Fund II, LLC
Contents

7

Red Oak Capital Fund II, LLC

Balance Sheets

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Assets

Current assets:
Cash and cash equivalents	$9,301,206	$6,655,557
Mortgage loans receivable, held for investment, net	10,324,162	10,438,873
Loan interest receivable	52,000	150,708
Due from other	31,500	57,323
Property - held for sale, net	-	3,900,000
Total current assets	19,786,579	21,202,461

Long-term assets:
Mortgage loans receivable, held for investment, net	8,636,409	9,527,500
Loan interest receivable	445,000	958,450
Other assets	61,600	61,600
Total long-term asets	9,143,009	10,547,550

Total assets	$28,929,588	$31,750,011

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$915,136	$1,178,613
Loan construction reserves	466,021	4,341,649
Bond interest payable	964,623	974,674
Due to managing member	400,816	243,156
Other current liabilities	26,500	282,790
Total current liabilities	2,773,096	7,020,882

Long-term liabilities:
Series B bonds payable, net	44,453,344	44,485,097
Total long-term liabilities	44,453,344	44,485,097

Member's deficit	(18,296,852)	(19,755,968)

Total liabilities and member's deficit	$28,929,588	$31,750,011

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Red Oak Capital Fund II, LLC

Statements of Operations

(Unaudited)

	For the Six Months Ending June 30
	2023	2022

Revenue:
Mortgage interest income	408,439	73,930
Paid-in-kind interest income	77,711	-
Rental income	-	125,430
Bank interest income	2	5
Total revenue	486,152	199,365

Expenses:
Bond interest expense	2,378,921	2,414,145
Management fees	400,816	406,731
Rental expenses	136,739	-
Professional fees	41,351	69,603
Provision for loan losses	(3,500,000)	670,000
General and administrative	1,274	797
Write-off of loan interest	453,450	-
Total expenses	(87,449)	3,561,276

Other income (expense)
Realized gain on sale of property held for sale, net	836,595	-
Gain on debt extinguishment	7,600	1,800
Total other income (expense)	844,195	1,800

Net income (loss)	$1,417,796	$(3,360,111)

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Red Oak Capital Fund II, LLC

Statements of Changes in Member's Capital

(Unaudited)

Managing Member

Member's deficit, January 1, 2022	$(18,115,997)

Net income (loss)	(3,360,111)

Member's deficit, June 30, 2022	$(21,476,108)

Member's deficit, January 1, 2023	$(19,714,648)

Net income (loss)	1,417,796

Member's deficit, June 30, 2023	$(18,296,852)

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Red Oak Capital Fund II, LLC

Statements of Cash Flows

(Unaudited)

	For the Six Months Ending June 30
	2023	2022

Cash flows from operating activities:
Net income (loss)	$1,417,796	$(3,360,111)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Provision for loan losses	(3,500,000)	670,000
Realized (gain) loss on sale of property held for sale, net	(836,595)	-
Gain on debt extinguishment	(7,600)	(1,800)
Accretion of loan origination income	16,465	-
Amortization of debt issuance costs	441,247	441,366
Change in other operating assets and liabilities:
Net change in loan interest receivable	612,158	27,215
Net change in accrued paid-in-kind interest	(77,711)	-
Net change in due from other	25,823	-
Net change in accounts receivable	-	(30,306)
Net change in bond interest payable	(10,051)	(2,954)
Net change in due to managing member	157,660	406,731
Net change in other current liabilities	(256,290)	-

Net cash provided by (used in) operating activities	(2,017,098)	(1,849,859)

Cash flows from investing activities:
Mortgage notes issued	(5,112,279)	(572,017)
Mortgage notes repaid	9,642,916	4,082,166
Loan interest reserves	(263,477)	(136,486)
Loan construction reserve additions	147,487	-
Loan construction reserve drawdowns	(4,023,115)	(145,918)
Proceeds from sale of property - held for sale	4,744,215	-

Net cash provided by (used in) investing activities	5,135,747	3,227,745

Cash flows from financing activities:
Redemptions of Series B Bonds	(473,000)	(137,200)

Net cash provided by (used in) financing activities	(473,000)	(137,200)

Net change in cash, cash equivalents, and restricted cash	2,645,649	1,240,686

Cash, cash equivalents, and restricted cash, beginning of period	6,655,557	270,212

Cash, cash equivalents, and restricted cash, end of period	$9,301,206	$1,510,898

Supplemental disclosure of cash flow information:
Interest paid	$1,947,725	$1,976,611

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Red Oak Capital Fund II, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

1. Organization

Red Oak Capital Fund II, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s purpose is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on April 25, 2017 and commenced operations on November 16, 2018. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on November 16, 2018 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations have been affected by the ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The impact of the pandemic included the delay of payments from borrowers, higher rates of defaults, and declines in collateral values, all of which resulted in higher loan loss reserves for the Company. In addition, recent macro events in 2021 and through the report date, including the Ukraine Conflict, price inflation, economic volatility and persistent COVID related weakness in particular sectors have exacerbated the situation for some properties resulting in increased delinquencies and defaults along with declines in collateral values. Any future disruption which may be caused by the outbreak and/or these macro events is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

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Red Oak Capital Fund II, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property - held for sale

Property – held for sale represents foreclosed properties that are initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure of through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss. Any recovery of fair value may result in a reversal of the valuation allowance up to the original foreclosed cost. For the periods ending June 30, 2023 and June 30, 2022, the Company recognized no unrealized gain or loss on property – held for sale.

Other assets

The Company’s other assets at June 30, 2023 and December 31, 2022, consists of one $0.06 million investment in a property owned by a previous borrower who repaid the loan, which is a non-marketable equity security. The Company owns approximately four percent of the partnership. As the fair value of the investment cannot be reliably measured, the Company has elected to carry the investment at cost, and test for impairment at least annually. Any impairment losses recorded are not subsequently reversed.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

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Red Oak Capital Fund II, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

Impairment and allowance for loan losses

Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Net provisions for loan losses were decreased by $3,500,000 for the period ending June 30, 2023 and increases of $670,000 were recorded for the period ending June 30, 2022.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. Two loans were in nonaccrual status at June 30, 2023 and four loans were in nonaccrual status at December 31, 2022.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $60,560 and $0 for the periods ending June 30, 2023 and June 30, 2022, respectively, and is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $19.38 and $23.87 million, presented net of approximately $0.17 and $0.16 million of unamortized deferred loan origination income and $0.23 and $3.74 million of loan loss reserves at June 30, 2023 and December 31, 2022, respectively.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its members in amounts adequate to meet their tax obligation.

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Red Oak Capital Fund II, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2023 and December 31, 2022, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2023 and June 30, 2022, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

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Red Oak Capital Fund II, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

3. Mortgage loans receivable

Mortgage loans receivable as of June 30, 2023 and December 31, 2022 are comprised of the following:

	6/30/2023	12/31/2022
Mortgage loans receivable	$19,377,500	$23,866,837
Deferred origination fees	(176,929)	(160,464)
Loan loss reserves	(240,000)	(3,740,000)

Mortgage loans receivable, held for investment, net	$18,960,571	$19,966,373

At June 30, 2023, this consisted of six mortgage loans where the weighted average interest rate was 11.83% while the the PIK rate was 1.11% and where the maturities ranged from September 6, 2020 to April 26, 2025, based on twelve-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $408,000 of mortgage loan interest income and approximately $78,000 in PIK interest income during the period ending June 30, 2023. At December 31, 2022, this consisted of six mortgage loans where the weighted average interest rate was 13.61% while the PIK rate was 0.57% and where the maturities ranged from July 30, 2020 to December 28, 2023, based on twelve-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $74,000 of mortgage loan interest income and $0 in PIK interest income during the period ending June 30, 2022.

Mortgage loans receivables are classified based on their contractual payment terms when borrowers are not in default, unless subsequent collections indicate a balance should be reflected as current. Long-term mortgage receivables are classified as such when the maturity is in excess of one year from the balance sheet date, or due to defaults, foreclosure proceedings, receiverships or other contractual litigation makes it highly uncertain that the balance will be collected in the coming year.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2023 and December 31, 2022, the loan interest reserve account contained approximately $0.92 and $1.18 million, respectively. Additionally, the Company holds certain construction funds on behalf of each borrower which is then paid out in accordance with a construction budget and draw schedule. The loan construction reserve balance was approximately $0.47 million and $4.34 million as of June 30, 2023 and December 31, 2022, respectively.

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Dei Vitae Enterprises, LLC, for a failure to make interest payments. On April 17, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and has placed the property into receivership. The note originally matured on July 30, 2020. On June 14, 2023, the note was sold for gross proceeds of $4,333,921.

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Patio Theater Holdings, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The note originally matured on September 30, 2020 and holds an unpaid principal balance of $2,362,500 with interest receivable of approximately $143,000 as of June 30, 2023. The Company established a provision for loan losses in the amount of $230,000 for this note at December 31, 2022.  An additional provision for loan losses of $10,000 was added for the period ending June 30, 2023.

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Red Oak Capital Fund II, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

3. Mortgage loans receivable (continued)

On March 2, 2020, the Company issued a notice of default to a mortgage note borrower, 181 Rehg, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17%. The note originally matured on September 27, 2020. On December 6, 2022, the note was sold for gross proceeds of $6,499,475.

On May 15, 2020, the Company issued a notice of default to a mortgage note borrower, Day X Day Industrial, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17.0%. The note originally matured on June 28, 2020. On December 9, 2022, the note was sold for gross proceeds of $2,000,000.

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, Fleurdelis Hospitality, Inc., for a failure to make interest payments and increased the interest rate to the default rate of 17.5% per annum. The note originally matured on March 5, 2020. On September 6, 2022 the note was foreclosed and acquired by the Company. On March 31, 2023, the note was sold to Red Oak Capital Properties, LLC, a related party, for gross proceeds of $5,500,000.

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, LaRose Hospitality, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 17% per annum. As the note passed the initial maturity, the interest rate increased to 17.5%. The note originally matured on November 1, 2020 and held an unpaid principal balance of $3,750,000. The Company foreclosed and modified the loan on September 27, 2021. The modified mortgage matures on September 30, 2024 and had an interest rate of 8%. On January 31, 2022, the Company sold a 49% participation interest in the LaRose Hospitality loan to Red Oak Capital Intermediate Income Fund, LLC, a related party, at par. On April 26, 2022, the Company sold its lead pending position, the remaining 51% interest in the LaRose Hospitality loan, to Red Oak Income Opportunity Fund, LLC, at par. At December 31, 2022, the Company has no further lending position or interest in this loan. See Note 6.

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, Tuglife Marine LC, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on September 6, 2020 and holds an unpaid principal balance of $3,765,000 with interest receivable of approximately $262,000 as of June 30, 2023. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower Chamberlin Trenton Land Dev LLC for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. Since the note was not paid off in accordance with the acceleration notice, the Company began the process of foreclosure. The note originally matured on June 27, 2020 and held an unpaid principal balance of $2,989,337. On January 12, 2023, the note was sold for gross proceeds of $2,600,000.

On June 23, 2023, the borrower 4725 Minnesota Ave SE LLC was placed in default. The interest rate increased from 10.0% to the default rate 15.0%. The underlying commercial property is an apartment building located in the District of Columbia. Subsequent to June 30, 2023, the borrower paid off the loan in full including all principal, interest and fees outstanding at the time.

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Red Oak Capital Fund II, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

4. Property – held for sale, net

The Company’s property – held for sale, net as of June 30, 2023 and December 31, 2022 was $0 and $3,900,000, respectively.

On December 7, 2021, the parking lot located in Kansas City, MO, formerly owned by Bravicci, LLC, was acquired through foreclosure. The note originally matured on June 20, 2020. The sale of this property closed on October 28, 2022, resulting in net proceeds of approximately $4.84 million and a net realized gain of approximately $385,000, to Red Oak Capital Properties, LLC, a related party. This sale agreement includes a contingent gain dependent upon an existing contract closing. If the sale closes at the current contract price, the gain due to the Company would be approximately $550,000. See Note 6.

5. Member’s equity

During the periods ending June 30, 2023 and June 30, 2022, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

6. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 2.00% of the gross principal outstanding of Series A Bondholders and 1.75% of gross principal outstanding of Series B Bondholders. For the periods ending June 30, 2023 and June 30, 2022, $400,816 and $406,731 of management fees have been earned, respectively. $400,816 and $202,405 management fees were held as payable to the Managing Member as of June 30, 2023 and December 31, 2022, respectively.

The Company pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the periods ending June 30, 2023 and June 30, 2022, zero acquisition fees have been earned. As of June 30, 2023 and December 31, 2022, $0 and $40,750 of acquisition fees were held as payable to the Managing Member.

As discussed in Note 4, the Company sold 100% of their interest in the LaRose Hospitality loan to related parties.

7. Bonds payable

During the periods ending June 30, 2023 and June 30, 2022, the Company did not issue any Series A or B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2023 and December 31, 2022, there have been approximately $4.83 million of debt issuance costs incurred by the Company. During the periods ending June 30, 2023 and June 30, 2022, approximately $441,000 and $441,000 was amortized to bond interest expense during the periods, respectively.

Bonds payable as of June 30, 2023 and December 31, 2022 are comprised of the following:

	6/30/2023	12/31/2022
Series B bonds payable	$45,394,000	$45,867,000
Debt issuance costs	(940,656)	(1,381,903)

Total bonds payable, net	$44,453,344	$44,485,097

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Red Oak Capital Fund II, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

7. Bonds payable (continued)

The Company has initiated quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid approximately $1,948,000 and $1,976,000 in bond interest expense to Direct Transfer LLC, the transfer agent, during the periods ending June 30, 2023 and June 30, 2022, respectively in accordance with the offering circular. For the periods ending June 30, 2023 and June 30, 2022, the Company recorded approximately $2,379,000 and $2,414,000 of bond interest expense, respectively. As of June 30, 2023 and December 31, 2022, $964,623 and $974,674 is held as payable to Bondholders, respectively.

The maturity date of Series B Bonds is August 1, 2024, five years following the termination of the bond offering for Series B Bonds. Upon the maturity of the Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of June 30, 2023 and December 31, 2022, the Company has accrued no contingent interest.

Series B Bonds are redeemable beginning January 1, 2021. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2021 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2023.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received. Redemptions of Series B Bonds in the amount of $473,000 and $139,000 were processed during the periods ending June 30, 2023 and June 30, 2022, respectively.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

On July 24, 2023, the loan with mortgage note borrower, 4725 Minnesota Ave NE, LLC was paid off for the full principal and accrued interest outstanding at the time.

On July 28, 2023, in accordance with the offering circular, the Company executed a bond interest payment for $964,623 to the trustee and paying agents, Issuer Direct and Great Lakes Fund Solutions, Inc.

The financial statements were approved by management and available for issuance on September 28, 2023. Subsequent events have been evaluated through this date.

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Item 4. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(a) of the Company’s Form 1-A filed on June 6, 2018

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(b) of the Company’s Form 1-A filed on June 6, 2018

(3)(a)	Form of Indenture between Red Oak Capital Fund II, LLC and Prime Trust, LLC, incorporated by reference to Exhibit 3(a) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(b)	Form of Series A Bond, incorporated by reference to Exhibit 3(b) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(c)	Form of Series B Bond, incorporated by reference to Exhibit 3(c) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(d)	Pledge and Security Agreement, incorporated by reference to Exhibit 3(d) of the Company’s Form 1-A/A filed on August 1, 2018

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte in North Carolina on September 28, 2023.

RED OAK CAPITAL FUND II, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

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